

March 31, 2011

Via Facsimile
Mr. Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street, Melbourne, Victoria 3000
Australia

> **Re:** **BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2010**
> **Filed September 21, 2010**
> **Response letter dated March 4, 2011**
> **File Nos. 1-09526 and 1-31714**

Dear Mr. Vanselow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

Ore Reserves page 82

1.  We note your response to prior comment one regarding the prices utilized to calculate your mineral reserves, indicating you may have utilized prices lower than the three year average. Please provide us with a table showing the prices used to establish reserves for each of your commodities in each of the last five fiscal years, along with a comparison to the three year average price at each reserve determination date. Also submit details of all investment decisions made during these periods based on a commodity price that differed from the prices used to determine your reserves and explain how the estimates disclosed would have changed had you utilized your planning price.

2.      Additionally, for each of your last five fiscal years please quantify the effect of the reserve price variance (the difference between the price utilized and the three year historical price) on your reported reserves for each commodity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief